UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Commission File Number 001-33922
DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
EX-1
EX-2

EXPLANATORY NOTE
     This amendment no. 1 to report on Form 6-K amends the report on Form 6-K filed on September 7, 2010 by DryShips Inc. (the “Company”) for the sole purpose of incorporating by reference this report and Exhibit 1 hereto into the Company’s F-3ASR Registration Statement (File no. 333-169235) that was filed with the Securities and Exchange Commission and which became effective on September 7, 2010.
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Effective September 1, 2010, DryShips Inc. (the “Company” or “us”) entered into new management agreements with Cardiff Marine Inc. (“Cardiff”), a related party controlled by the Company’s Chairman and Chief Executive Officer, which is responsible for all technical and commercial management functions of the Company’s drybulk fleet. Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. Cardiff’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Prior to September 1, 2010, the Company paid management fees to Cardiff that varied according to type of management service, including chartering, technical management, accounting and financial reporting services. Each new vessel management agreement provides for a fixed management fee of Euro 1,500 per vessel per day which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that Cardiff supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, we will pay Cardiff an upfront fee equal to 10% of the budget for such vessel as approved by us.
     In addition, we will pay a commission to Cardiff of 1.25% of all monies earned by the vessel. Our obligation to pay such fee survives the termination of the management agreement until the termination of the charter agreement then in effect or termination of any other employment arranged prior to such termination. We will pay a vessel sale and purchase commission of 1%. The management agreements further provide that in our discretion, we may pay Cardiff an annual performance incentive fee.
     Each new vessel management agreement has a term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments if notice of termination is not provided by the Company in the fourth quarter of the year immediately preceding the end of the respective term. The management agreements may be terminated as follows:
(i) Cardiff may terminate the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner are not received by Cardiff within ten running days; (b) the vessel owner does not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employs the vessel in a hazardous or improper manner, and the vessel owner fails to remedy such default;
(ii) the vessel owner may terminate the agreement with immediate effect by notice in writing if Cardiff does not meet its obligations under the agreement for any reason within its control and fails to remedy such default within a reasonable time;
(iii) the agreement shall be deemed terminated in the case of the sale of the vessel, if the vessel becomes a total loss or is declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party; and
(iv) upon a change of control of the vessel owners and/or the Company.
     In the event that the management agreement is terminated for any reason other than Cardiff’s default, we are required to pay the management fee for a further period of three (3) calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we will be required to pay Cardiff a Termination Payment, representing an amount equal to the estimated remaining fees payable to Cardiff under the then current term of the agreement which such payment shall not be less than the fees for a period of thirty six (36) months and not more than a period of forty eight (48) months.
     The management agreements provide that Cardiff shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by Cardiff, its employees or agents and in such case Cardiff’s liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that Cardiff shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by Cardiff to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, the Company has agreed to indemnify Cardiff and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the new management agreements, Cardiff has the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, Cardiff shall remain fully liable for the due performance of its obligations under the management agreements.
     Attached as Exhibit 1 is the form of vessel management agreement made by and between the relevant vessel-owning subsidiary of the Company and Cardiff.
     The Company entered into a Consultancy Agreement with Vivid Finance Limited (“Vivid Finance”) a corporation organized under the laws of Cyprus which is controlled by the Company’s Chairman and Chief Executive Officer, dated September 1, 2010, pursuant to which Vivid Finance provides the Company with financing-related services such as negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, renegotiating existing loan facilities and bonds, as well as services related to raising equity or debt in the capital markets, in exchange for a fee equal to 0.20% of the total transaction amount. These services were previously provided by Cardiff for the same fee, except that the previous management agreements with Cardiff did not provide for fees related to the raising of equity or debt in the capital markets. The Consultancy Agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.
     Attached as Exhibit 2 is the Consultancy Agreement by and between the Company and Vivid Finance.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC. (Registrant)
Dated: September 7, 2010	By:	/s/ George Economou
George Economou
Chief Executive Officer